Exhibit 2.10

SECOND AMENDED AND RESTATED PROMISSORY NOTE

$625,000	December 31, 2023

FOR VALUE RECEIVED, Precision Aerospace Group, Inc., a Florida corporation (the “Maker”) promises to pay to the order of Aerospace Services Group, LLC, a FL limited liability company located at 20900 NE 30th Ave., 8th FL, Aventura, FL 33180 (the “Holder”), in lawful money of the United States, the principal sum of Six Hundred Twenty Five Thousand Dollars and No Cents ($625,000.00), together with accrued interest on the unpaid principal balance from and after the date of this Note until paid in full.

Per the Membership Interest Purchase Agreement dated December 14, 2023 (“Purchase Agreement”), as amended on March 20, 2024 (the “First Amendment”) and April 10, 2025 (the “Second Amendment”), the Holder is selling its Membership Interest in NDT Northwest, LLC (the “Company”) to Maker, the balance of the purchase price in the sum of $625,000.00 shall be in the form of a Promissory Note (the “Note”) bearing an annual interest rate of 5% with interest accrued from December 31, 2023 (the “Closing Date”) and commencing on December 15, 2025, and on the same day of each month thereafter, the Note will be amortized in equal monthly payments of principal and interest over a term of 84 months until paid in full.

The Maker shall have the privilege of prepaying, without penalty or premium, the outstanding principal balance hereof in whole or in part at any time or from time to time. Any such prepayment must be accompanied by full payment of all interest then accrued and unpaid on the principal amount being prepaid. Within 30 days of Makers S-4 registration statement becoming effective and Maker being listed on a public stock exchange, Maker will prepay the Note in full.

Each payment made under this Note shall be applied (i) first to accrued interest and (ii) second, to the principal balance of this Note. Any principal, interest or other amount payable under this Note that is not paid when due shall bear interest from and after the date when due until paid in full at the rate of twelve percent (12%) per annum (the “Default Rate”).

The Maker’s failure to pay when due any principal, accrued interest or other amount owed under this Note, or the failure of any representation or warranty of the Maker that is contained in the Purchase Agreement or Addendum to be true, if not remedied in full within ten (10) business days after receipt of written notice from the Holder, shall constitute an event of default (“Event of Default”).

Upon the occurrence of an Event of Default, the Holder shall have the right, at its sole option, at any time thereafter, (i) to declare the entire balance of principal and accrued interest on this Note to be immediately due and payable and (ii) to exercise any and all of its other rights and remedies that are provided under applicable law.

The Holder shall not be deemed to have waived any right or remedy that it has under this Note or applicable law unless expressly waived in writing. The waiver by the Holder of a right or remedy shall not be construed as a waiver of any other right or remedy or of any subsequent right or remedy of the same kind.

If any provision of this Note is determined by an arbitrator or a court of competent jurisdiction to be invalid, illegal or unenforceable, that provision shall be deemed severed from this Note, and the validity, legality and enforceability of the remaining provisions of this Note shall remain in full force and effect.

This Note shall be governed by the internal laws of the State of Florida without giving effect to conflict-of-law principles.

IN WITNESS WHEREOF, the Maker has executed and delivered this Note as of the date first written above.

MAKER

Precision Aerospace Group, Inc.

By:	/s/ Nelson Lamis
Nelson Lamis Secretary